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FILED BY KERR-MCGEE CORPORATION
PURSUANT TO RULE 425 UNDER THE
SECURITIES ACT OF 1933 AND DEEMED FILED
PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WESTPORT RESOURCES CORP.
SECURITIES ACT FILE NO. 333-114886

Set forth below is the transcript of a presentation made by David Hager to media in Beijing, China on May 27, 2004. The presentation makes reference to the merger of Kerr-McGee Corporation and Westport Resources Corporation.

Speaker: David Hager

First, thank you for joining us today to learn more about Kerr-McGee Corporation and our operations we have here in China. We are very excited about our operations in China and the success of our long-term relationships we've had with our partners, contractors and our suppliers.

I would like to introduce a few of the people who have joined me here today.

First, Jim Kleckner. He's been serving as vice president of our China operations. Yesterday, we announced that Jim is actually going to be moving back to the United States to lead our Rocky Mountain operations.

Then we have our new vice president of our China operations, Michael Verm sitting here. Michael's been working with our team here for three years.

Bios for both Jim and Michael are included in your media kits.

Also, with us from Kerr-McGee is:

Mark Wallace, manager of development
Changlin Wu, sitting in the back. He's a Senior Geological Specialist and
Lilly Zhang, our HR, Administration & IM&T Manager

As a publicly traded company on the New York Stock Exchange, I must remind you that some of the information I will be discussing today is considered forward looking statements. The actual results and developments may differ materially from those covered in these materials.

First, let's talk about Kerr-McGee. Kerr-McGee is a global energy company based in Oklahoma City and has assets of approximately $9.9 billion.

We have two core businesses. These businesses are the exploration and production of oil and gas, and the production and marketing of titanium dioxide pigment.

For those of you not familiar with titanium dioxide pigment, it is the foundational white pigment for most paint, plastics and paper coatings system. It is a brilliant white pigment which exhibits high opacification type characteristics and is used in a multitude of applications from house paints to pharmaceuticals.

Our workforce of industry experts that we have here are highly motivated. They're dedicated to helping us achieve our strategic plan to help grow our core businesses.

Here in China, we have approximately 120 Kerr-McGee employees and more than 90 contractors.

At the end of the first quarter of this year, Kerr-McGee's assets totaled about $9.9 billion. The majority these assets, about $7 billion, are in our oil and gas operations.

Also, in April, we announced that we would merge with Westport Resources Corporation of Denver. Westport has a very extensive inventory of low-risk U.S. exploitation opportunities that really complement our high-impact deepwater exploration program and provide us with a very predictable performance profile to grow our company.

At Kerr-McGee, we are focusing on activities where we have a competitive advantage. I'd like to cover some of our key areas:

The US onshore area provides balance to our overall E&P business and has longer-life reserves, and a large inventory of proven, high quality exploitation or development type opportunities for oil and gas.

In the UK North Sea, we're one of the most active and successful independent oil and gas companies. We currently have interests in some 20 producing fields in the U.K. North Sea.

The Gulf of Mexico has been a successful core area for Kerr-McGee and continues to be a strong foundation for our exploration program. We are the largest independent producer of oil and gas in the deepwater of the Gulf of Mexico.

Our international and new ventures program, includes current exploration opportunities offshore Brazil and offshore Morocco. Also, we are evaluating results of two successful wells drilled offshore Alaska. We also have an acreage portfolio that includes leaseholds in the Bahamas, Western Africa, Australia and Trinidad.

We're currently leveraging our offshore expertise in our operations here in Bohai Bay, which is our newest core area for development, and we are very pleased with our success to date in this area.

At year-end 2003, our reserves are balanced from both a product and location standpoint. 52% of our reserves are natural gas and 48% oil. Geographically, 96% of our reserves are in the United States and U.K. sector of the North Sea.

You can see that we are just getting started in China, we are off to a good start with 4% of our reserves located in China. But most importantly, we do believe that we have opportunities for growth here and we're extremely excited about the development of China as one of our new core areas.

We have a strong asset base in key areas around the world. Our strategy is to conduct both exploitation and exploration opportunities for oil and gas. We'll balance this with selected acquisitions.

We tend to focus on our core areas and we generate strong cash flow from these core areas where we produce oil and gas. This allows us to fuel our exploration program, which is our primary growth engine.

Our program is really balanced both on growth and value.

We have opportunities in the Gulf of Mexico. As I mentioned earlier, we are really targeting low and moderate risk opportunities in the deepwater Gulf of Mexico, as well as some very large opportunities, in addition to large potential wildcat type opportunities in the deepwater gulf.

Our international and new ventures program, we tend to focus on proven hydrocarbon basins around the world.

For our new ventures and international areas, we do tend to focus on areas where oil and gas has already been discovered. We find this to moderate the risk somewhat in our international activities.

Finally, we supplement all of this with acquisitions in our core areas where we are already producing oil and gas. This allows us to take advantage of our knowledge in each of these areas.

By energizing our people and effectively applying new innovative technology, along with some industry leading performance and execution, we have continued to grow our deepwater production volumes. Deepwater is defined for us as areas greater than 1,000 feet of water depth. You can see that our production growth profile is evidence that our deepwater growth strategy has been working. We've had a compounded annual growth rate of deepwater oil and gas volumes of 48% going back to inception in 1994. Our goal in 2004 is to reach production levels of 90,000 barrels of oil equivalent per day from our deepwater operations.

Because of Kerr-McGee's growing expertise and ability to excel in facility installation and operations in the deep water, our production has grown significantly. Another important point is in the oil and gas business, you typically designate one company as the operator of these fields and for our deepwater production, we operate 75% of our volumes. That allows us to control the timing of costs, schedules and priorities in order to optimize value from our investments.

We also have a history of leveraging very creative solutions to ensure development success. We've had a large number of industry firsts in our history. Shown here, a number of different development types that we utilize in the offshore area. Some of the firsts that we've had is:

The Gryphon development in the UK North Sea. It was what's called the purpose-built floating, production and offloading facility in the UK sector of the North Sea. That was installed in 1995.

We continued this in the Gulf of Mexico at our Neptune project in 1997. We were the first application of what's called the classic spar type development in the deepwater Gulf of Mexico.

This is a floating production system that we installed in approximately 1,930 feet of water in the deepwater gulf. We continued to enhance the use of what we call the spar technology. In 2002, we launched another world's first, which was the world's first truss spar at our Nansen development in the deepwater Gulf of Mexico. So, these are all world firsts that we have accomplished in deepwater oil and gas production.

We're currently developing what's called the Red Hawk field, in the deepwater Gulf of Mexico. This is located in 5,300 feet of water, and we're using another world's first on this field, called the world's first cell spar. It's another generation of the spar technology I've been talking about and we're going to have first production from that in July of this year.

So we have a long history of really doing innovative deepwater developments. We've been very involved in offshore production. Kerr-McGee was actually involved in the first well out of sight of land in the Gulf of Mexico in 1947. And so we have continued to be active in and we see applications for this technology in our China operations.

Just to give you a little more details about our Red Hawk operation that I mentioned. As I said, it is in the Gulf of Mexico in 5,300 feet of water. It's the world's first what's called cell spar. This type of development is used for a little bit smaller project. We once again operate this project. We have a 50% interest in this project and we'll have first production from this in July of 2004.

This shows you also some of the success we've had with our deepwater strategy in the Gulf of Mexico, with the number of fields we've developed in the deepwater gulf, including Gunnison, Red Hawk, Nansen and Boomvang and a number of others shown there.

We've commissioned in late 2003 our latest development. We call it the Constitution field in deepwater. It's going to be in about 5,000 feet of water. We're going to have a total, after the completion of this project of six spar developments in the deepwater Gulf of Mexico and that is a very large number of spar projects. We have been the leading innovator of this development technology in the deepwater Gulf of Mexico.

With that, now I'd like to move to the Bohai Bay are of China, where we are developing a new core area that has a lot of similarities to what we're doing, not so much to the deepwater Gulf of Mexico at this point, but more of what we call the shelf area of the Gulf of Mexico. That is an areas of lesser water depth. Although we do see opportunities for using this type of technology that I just described to you in some of the other basins offshore China.

As I said before, China represents about 4% of our year-end reserves, and the most important thing is that we do expect to achieve first production from our development that we have in the Bohai Bay area of China in the third quarter of this year.

We currently have four licenses that are located in the Bohai Bay area of China, all of which we operate with various interests. We acquired our first license in this area, on what's called the 04/36, in 1994 and since then we have worked to build on this with three additional licenses that we've acquired.

These blocks are in less water depth than what I described in the deepwater gulf. They are in water depth that range from about 15 to 100 feet of water. They are well located for onshore support services, while, at the same time, they will allow us access to international crude oil markets, so we can sell our oil either in China or to international markets. The Western part of the Bohai Bay area is a very prolific oil basin that has multiple oilfields and discoveries in this area.

At the CFD 11-1 and CFD 11-2 fields, we're currently developing two fields there that have anticipated resources of approximately 150 million barrels of oil equivalent. This is a phased development that once again Kerr-McGee will operate, with a 40% working interest.

Phase 1 of the development consists of one wellhead gathering platform, one wellhead platform, one very large throughput what we tend to call FPSO, which stands for floating production, storage and offloading facility. There's also a platform shown in the background on this slide up here that will be part of Phase 2. So the two platforms you see in the foreground there and the ship that you see located up to the upper right is the FPSO. So they will all be part of Phase 1 of our development.

The CFD 11-1 and CFD 11-2 fields are located in about 75 feet of water. They're going to develop what's called the Tertiary Lower Ming and Guan Tao reservoirs. Two different reservoirs that are Tertiary.

Would you say the names again?

The names are the Lower Ming and Guan Tao reservoirs.

The development is ahead of schedule. It is going to achieve first production in the third quarter of this year. Then we anticipate our Phase 2 volumes in 2006. We see really this is just the first part of what we consider a hub-and-spoke strategy for the area. And this initial infrastructure we have here will lay the groundwork for tying back additional discoveries to this infrastructure we have here. So once we have this infrastructure in place out here, it will give us the opportunity to develop smaller oil fields that are located in the same area.

The CFD 11-1 and CFD 11-2 fields are located in about 75 feet of water. They're going to develop Tertiary Lower Ming and Guan Tao reservoirs, to different reservoirs that are Tertiary in age.

The development is on schedule to achieve first initial production from phase 1, in the third quarter of this year, and then we anticipate our phase 2 volumes in 2006.

We see this as just as the first part of what we consider a hub-and-spoke strategy for the area. This infrastructure that we have here will lay the groundwork for tying back addition discoveries into this existing infrastructure. Once we have this infrastructure in place out here it will give us the opportunity to develop smaller oil fields that are located in the same area.

As I mentioned, I am very pleased to say that our FPSO has been completed ahead of schedule at Dalian New Shipyard, located obviously at Dalian.

The vessel was named just two weeks ago and final outfitting of the vessel is nearing completion.

We expect the sail away of this to take place in early June and then go offshore for the final hook-up and commissioning of the facility. All that will be completed, then we will have first production from this facility.

Yes, yes, we will start producing oil in the third quarter of this year. Yes. The second phase of the project will be in the2006 time frame.

We will be drilling additional wells out there and perhaps adding another platform out there for phase 2 to explore a different part of the reservoir.

This next slide here does show some statistics about the FPSO. It will have a processing capacity of 80,000 barrels of oil per day and 350,000 barrels of liquid per day.

In addition to that, it will have storage capacity of 1 million barrels.

It is approximately 900 feet in length and weighs approximately 155,000 dead weight tonnes.

Consistent with our high standards for safety and for care for the environment, the FPSO includes double-skinned sides.

We have trained more than 120 crew in order to ensure our safe operations here at Bohai Bay.

We have 15 supervisors who spent four months undergoing training at another FPSO, or floating, production, storage and off loading facility, that we have in the UK North Sea.

We obviously have a very strong commitment to safety and care for the environment and these are very important parts of the over all training as well as training on the operational and technical skills associated with the operation.

As I said earlier, Kerr-McGee is a leader in the use of creative solutions and we feel we have really applied best practices and procedures from around the world to ensure the safe and successful operations here in the Bohai Bay area china.

We do have a very long history of operating safely around the world. We have achieved many awards for our safe operations and we expect no less in China.

Safety is a top priority. We regularly conduct scheduled and unscheduled drills to ensure our operators can handle any situation out there and in 2003 we received the State Oceanic Administration Award for Excellence for our safe operations that we have in China.

And I said we are anxiously looking forward to our first production from our floating, production, storage and off loading facility, we also are looking ahead at how we can expand the development.

The two fields we are currently developing are shown as the CFD 11-1 and CFD 11-2 fields here. They are expected to be part of what we call a hub-and-spoke area development located in the Bohai Bay area of China. We have also submitted to our partner CNOOC the first of a series of reports regarding development of some 2003 discoveries we made at CFD 11-3 and 11-5. These are located very close to our FPSO that we have out there, and these fields are expected to start to contribute production in 2006 with very little incremental operating cost to the main development.

In taking the concept even further, we are currently progressing on a development work on what we call our CFD 11-6 discovery, which could add further project value.

In addition to the 04/36 program, which is the block shown on the left side there, we're also currently conducting engineering studies to progress development on the block on the right, which is the 05/36. Then subject to capacity availability, we feel we should be able to develop these discoveries either as stand alone fields or as what we call a tieback to the existing infrastructure at the CFD 11-2 and CFD 11-2 fields. Once again, Kerr-McGee will be operator of these fields when they are brought on production.

Finally, in addition to all of this, we've also identified additional prospects and leads that could further build on the hub-and-spoke type philosophy and we have additional exploration wells planned to evaluate the potential of these prospects. So once again, the concept here is that you establish a production base with this FPSO. We'll have very good quality production from that starting in the third quarter of this year and then we'll have additional potential discoveries that we can tie back into this and create incremental value to the overall development.

We are planning to build on our success in Bohai Bay and expand our partnership with CNOOC. We believe that China offshore basins provide significant potential as proven petroleum basins. We hope to take advantage of this infrastructure growth in these basins that will be built to support the huge energy demand that we're beginning to see as China's economy grows.

We're very proud of the construction milestones that CNOOC and our Chinese partners have achieved that have allowed us to stay ahead of schedule.

In addition, we have very good performance from extended reach drilling and we've enhanced our expertise in exploration through the knowledge we've gained on these reservoirs.

We're very proud of the partnerships that we have with our Chinese partners. Listed on these slides are the partnerships that we have in China with the various CNOOC and its various subsidiary companies. We have an excellent relationship with CNOOC and all of its subsidiary companies. This is really a relationship based on the technical expertise that CNOOC brings to the table. As well as we have a very trusting relationship with them. It's a very positive relationship. We've worked very closely—all the people in this room have worked very closely with them and it has been very instrumental to the overall success we've had with our project here in China.

I would also like to mention that during our history, Kerr-McGee has had a commitment to give back to the communities where we have operations. We think it is very important to practice very good corporate citizenship.

We are proud that we have relationships already with a number or organizations that you see listed here and we look forward to continuing this tradition as we grow our operations in China.

As China's economy continues to grow, oil and gas demand is expected to rise. Economic indicators project energy demand to rise significantly in 2004 and predict double digit growth to continue during the next decade.

We believe that this growth will offer further partnering opportunities for Kerr-McGee.

We are committed to continue to explore for and to produce oil and gas in China and believe that our expertise and technological innovations will allow us to take on these challenging projects, including deepwater exploration offshore China. We here at Kerr-McGee are ready to share our deepwater expertise to add to the foundation that we have in place in Bohai Bay are of China.

Kerr-McGee is celebrating its 75th anniversary as a company this year. We've had a history of innovation during our 75 years in the oil and gas business. And we are very proud that now China is part of our history and we really look forward to a bright future here in China.

IMPORTANT LEGAL INFORMATION

        THIS TRANSCRIPT IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

        INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

        Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

        Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport Resources. Information regarding Kerr-McGee's and Westport Resources' directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.

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IMPORTANT LEGAL INFORMATION